

Fetch.com delivers whatever you want
For You. To You.

Get the app



in

Gordon Schaeffer · 2nd

CEO/Founder at Fetch.com

Santa Fe, New Mexico, United States · **Contact info**

http://fetch.com

1,542 followers · **500+** connections

2 mutual connections: Thomas Hogan and Justin Renfro

+ Follow   🔒 **Message**   **More**

---

f. Fetch

U of MN

Featured

Link



What is Fetch.com?
YouTube
Fetch.com - Anything Delivered Fast!

Activity

1,542 followers

+ Follow

Gordon Schaeffer posted this · 2mo

Excited **Fetch.com** was written up today! **https://lnkd.in/gqggpzvQ**



Welcome
fetch.com

🔵 3

Show all activity →

About

Gordon is a seriel entrepreneur who has started and exited several companies including Luxx Hotel, Luxury Casita, BounceChat Technology and Soulfood Music and Media. Career highlights include winning Hotel Showdown on the Travel Channel and being awarded a geo-location Patent for proximity based content sharing.
...see more

Experience

f. **CEO/Founder**
Fetch · Full-time
Sep 2018 – Present · 3 yrs 10 mos
Boulder, Colorado, United States

What is Fetch? Anything Delivered Fast! Live in Santa Fe
Fetch is an app that will pick up and deliver nearly anything from nearly anywhere right to your door. Now live in Santa Fe, NM and coming soon to Boulder, C...

Company Owner
Soulfood Music
2000 – Present · 22 yrs 6 mos
Santa Fe, New Mexico Area

Soulfood is an artist owned label featuring a blend of organic & electronic instrumentation in the genres of chill out, lounge, temple bass, glitch, meditation, yoga & relaxation music. Winner of Best II ...see more

Soulfood & DJ Free - Zen Lounge
Soulfood & DJ Free explore the realms of chill, nu-jazz and lounge music. DJ's Free and Jezus Juice blend Global rhythms, downtempo beats, house grooves, lush...

Owner/Designer
Luxx Hotel
Apr 2010 – Apr 2020 · 10 yrs 1 mo
Santa Fe, New Mexico, United States

Luxx Hotel - A boutique property in Santa Fe, NM.

Composer, Producer
Buddha Bass
2011 – Dec 2018 · 8 yrs

Buddha Bass collaborates with Desert Dwellers, Pumpkin, Kalya Scintilla, Kaminanda & Govinda to produce spiritual bass, glitch & electronic music. Buddha Bass aka Gordon Free & Soulfood's ...see more

Soulfood Music
Soulfood's Buddha Bass is a collaboration of remixed original chill & film score tracks featuring Desert Dwellers, Pumpkin, Kalya Scintilla, Kaminanda, Govinda, Variant Fiel...

CEO/Founder
BounceChat - Share Cool Moments Nearby! Find People, Places, Pics & Events

BounceChat - Share Cool Moments Nearby. Find People, Places, Pics & Events
2014 - Jan 2018 · 4 yrs 1 mo
Los Gatos, CA

Founder of the BounceChat - Share Cool Moments Nearby! We build amazing Geo-location apps that connect people to what they love. (Margarita Trail, Marble Brewery Beer Locator Apps) Find F ...see more

Education

U of MN
Activities and societies: Teaching Assistant - American Indian Studies & Philosophy

BS - Marketing & Communication. MLS - Music & Technology

Volunteering

Producer
Buddha Lounge
Sep 2011 - Present · 10 yrs 10 mos
Arts and Culture

Partnering with Rancho Sparkle Pony, Lithic Alters and The ARCH sculpture..

Skills

Music

23 endorsements

Social Media

Endorsed by Foxy McSugah who is highly skilled at this

16 endorsements

Marketing Strategy

Endorsed by Ezra Sonia Leyba who is highly skilled at this

13 endorsements

Show all 24 skills →

Recommendations

Received   Given

Gary Miller, CPFS · 3rd
Connecting people, tools and resources to optimize business performance.
May 15, 2021, Gary worked with Gordon on the same team

Gordon and I worked together on projects from music to business development. He consistently delivers with enthusiasm and energy from concept to completion.

Larry Marcus in · 3rd
Consumer & Culture VC
March 13, 2019, Larry was Gordon's mentor

Gordon is tenacious, adaptive and creative. A powerful combo of vision and execution.

Patents

Proximity Content Sharing within an Application
US 13/844,247 · Issued Mar 15, 2015

Projects

Buddha Lounge
Sep 2007 - Present

Associated with Buddha Bass

Show project ⬈

Sound Camp Leader & Producer

Honors & awards

Winner of Plug & Play Start-Up Competition
Issued by Plug & Play · Oct 2015

Associated with BounceChat - Share Cool Moments Nearby! Find People, Places, Pics & Events

Winner of Plug & Play Fall Start-Up Competition.

Hotel Showdown - Winner
Issued by Travel Channel · Feb 2015

Gordon Schaeffer, owner of Luxx Hotel, competed in Travel Channels Hotel Showdown, a friendly competition where hoteliers compete for $25k. Luxx Hotel, Gordon & his staff won the episode "The cat is out of tl ...see more

Causes

Arts and Culture · Economic Empowerment · Environment · Health · Human Rights · Science and Technology

Interests

Influencers   Companies   Groups   Schools

⭐ **Tara Hunt**  · 3rd
Student - Interior Design (formerly CEO of
digital marketing firm)
222,750 followers

Zach Coelius  · 2nd
Managing Partner at Coelius Capital
141,964 followers

Show all 16 influencers →